UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras announces request for registration of debentures public offering

Rio de Janeiro, August 16, 2019—Petróleo Brasileiro S.A.—Petrobras, following up on the release dated July 23, 2019, reports that it submitted today to the Brazilian Securities and Exchange Commission (“CVM”) the request for registration of the offering for public distribution of non-convertible, unsecured debentures, in up to three (3) series, of the seventh (7th) company’s issuing (“Debentures”), and the existence of each series and the number of Debentures to be allocated in each series will be defined in accordance with the bookbuilding, in the initial amount of three billion reais (R$ 3,000,000,000.00), under best efforts placement, pursuant to CVM Instruction 400 of December 29, 2003, as effective (“CVM Instruction 400”), considering the procedure indicated for issuers with large exposure to the market, pursuant to articles 6-A and 6-B of said instruction (“Offering”), as approved by the Company’s Board of Directors at a meeting held on July 23, 2019.

The Offering provides for the placement of at least one billion reais (R$ 1,000,000,000.00), as well as the possibility of up to twenty percent (20%) increase, that is, up to six hundred million reais (R$ 600,000,000.00).

The Debentures of 1st and 2nd series, whose respective nominal unit values will be adjusted by the Extended National Consumer Price Index (IPCA), will mature on September 15, 2029 and September 15, 2034, respectively, with interest rates equivalent to a fixed rate to be defined in the bookbuilding, and will have the tax treatment provided for in art. 2 of Law 12431 of June 24, 2011 (“Law 12431”), and applicable regulations. Funds raised with the issuance of the Debentures of 1st and 2nd series will be invested exclusively in the priority project (“Project”), whose scope is the execution of exploration and evaluation activities in the area of Franco, Florim, Nordeste de Tupi and Entorno de Iara fields of the Transfer of Rights Agreement and the activities of development and production of oil and natural gas in the fields of Búzios, Itapu, Sépia and Atapu, limited to the activities approved by the National Agency of Petroleum, Natural Gas and Biofuels—ANP. The Project was approved as a priority, pursuant to the Ordinance 457 of the Ministry of Mines and Energy, of September 29, 2015, published in the Federal Official Gazette on September 30, 2015.

The Debentures of 3rd series, whose nominal unit value will not be adjusted monetarily, will mature on September 15, 2026, with compensation interest equivalent to a certain percentage of the DI Rate to be defined in the bookbuilding, and will not have the tax treatment provided for by Law 12431 and applicable regulations. Funds raised with the issuance of the 3rd series of Debentures will be used to strengthen the cash position to be used in the ordinary course of business.

Debentures will be placed under best efforts by financial institutions that are part of the securities distribution system and the Offering will be coordinated by Banco Santander (Brasil) S.A., Banco Bradesco BBI S.A., Banco Itaí BBA S.A. and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

Petrobras also made available today the preliminary prospectus and the market announcement of the Offering, pursuant to art. 53 of CVM Instruction 400, including information on: (i) characteristics of the issuance; (ii) locations for obtaining the preliminary prospectus; (iii) estimated dates and places of disclosure of the Offering; and (iv) conditions, procedure and bookbuilding date.

The Offering will start up only after (i) the fulfillment of requirements set forth in the Offering documents; (ii) the approval of the Offering registration by the CVM; (iii) the deposit for distribution and trading of the Debentures at B3 S.A.—Brasil, Bolsa, Balcão; (iv) the disclosure of the notice of initiation; and (v) provision of the definitive prospectus available to investors, pursuant to CVM Instruction 400.

Also, today, the company made available its updated Reference Form, in compliance with the provisions of art. 24, § 2 of CVM Instruction 480, of December 7, 2009.

This material fact is for information purposes only, pursuant to current legislation, and should not be construed as or considered, for all legal purposes, a material for sale and/or disclosure of the Debentures and/or the Offering.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer